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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                  Supplement to the
                                   SCHEDULE 14D-9/A
                                  (Amendment No. 1)

  Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934


                         Mobley Environmental Services, Inc.
                            ------------------------------
                              (Name of Subject Company)


                         Mobley Environmental Services, Inc.
                            ------------------------------
                          (Name of Person Filing Statement)


                                 Class A Common Stock
                            ------------------------------
                            (Title of Class of Securities)


                                     607419-10-8
                            ------------------------------
                        (CUSIP Number of Class of Securities)


                                    Howard V. Rose
                           111 Congress Avenue, Suite 1400
                                 Austin, Texas, 78701
                                    (512) 479-9701
                            ------------------------------
         (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 11, 1999 as amended by the Schedule 14D-1/A (Amendment No. 1) dated July 13, 1999, of GAP Capital, L.L.C. a Texas limited liability company (the "Purchaser") to purchase all outstanding shares of the Class A common stock, par value $.01 per share (the "Class A Shares"), of Mobley Environmental Services, Inc., a Delaware corporation (the "Company"). The purpose of this Amendment No. 1 is to amend and supplement Items 2, 4, 5 and 9 of the Schedule 14D-9 as described below.
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Item 2.   Tender Offer of the Bidder
          Item 2 is hereby amended and supplemented as follows:

          This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated June 11, 1999 and Amendment No. 1 thereto dated July 13, 1999 (the "Supplement") (the "Schedule 14D-1") of GAP Capital, L.L.C., a Texas limited liability company (the "Purchaser"), for all outstanding Class A Shares, at a purchase price of $.25 per Class A Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 1999 and Supplement thereto dated July 13, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). Pursuant to the Supplement, the Purchaser has extended the Expiration Date to 12:00 Midnight, New York City time on Tuesday, July 27, 1999, and has increased the Offer Price to $.25 per share.

Item 4.   The Solicitation or Recommendation
          Item 4 is hereby amended and supplemented as follows:

          (a) This Statement relates to a cash tender offer being made for the Class A Shares of the Company. A solicitation in furtherance of the Offer is being made. The description of the background of the Offer set forth in Item 11 ("Contacts with the Company; Background of the Offer") of the Offer to Purchase is incorporated by reference herein. In addition, the Board of Directors has re-recommended that the Company's stockholders accept the Offer as it has been increased and tender their Class A Shares. In reaching its decision to recommend acceptance of the Offer, the Board determined the Offer Price is fair to the Company's stockholders and that the Offer is in the best interests of the Company and its stockholders and is fair to the stockholders of the Company.

          (b) In reaching its conclusions described above, the Board asked for and received information, made certain judgments and considered a number of factors, including, without limitation, the following:

               (1) The Offer Price is for $.25 per Class A Share. The offer was increased 25% from $.20 per share.

               (2) The current market price of the Class A Shares is approximately $.20 per Class A Share presumably because of the Offer and few Class A Shares are being bought and sold. Further, a seller in the market would ordinarily have to pay a brokerage commission out of the sales proceeds.

               (3) The Company may be subject to certain material contingent liabilities arising from (i) pending lawsuits arising out of the operations of Gibraltar Chemical Resources, Inc. ("Gibraltar"), a former wholly-owned subsidiary of the Company, which the Company sold on


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December 31, 1994, alleging, among other things, that Gibraltar's operations caused bodily injury and personal property damage as a result of the release of toxic chemicals; (ii) potential claims from the purchaser of Gibraltar arising under indemnity provisions of the agreement between that purchaser and the Company; and (iii) possible claims by former customers of Gibraltar for damages incurred by those parties as a result of third party claims relating to Gibraltar's operations. The Company believes that it may continue to be subject to potential liabilities arising from these factors for an indefinite period of time in the future.

               (4) The Company is a defendant in several pending lawsuits, one or more of which may continue for an indefinite period of time in the future. The Company currently expects to incur defense costs attributable to one of these lawsuits of approximately $900,000 for 1999. The Company expects defense costs to continue at similar levels, or to increase, in future years. Amounts that are not spent on defense costs may in turn be spent as part of settlements, in that settlement amounts are often a function of the litigants' perception of their alternative defense costs. Although settlement discussions in several of these lawsuits occur periodically, the Company does not expect to be able to resolve all of the lawsuits to which it is a part in the foreseeable future.

               (5) Although certain of the Company's defense costs are being borne by its insurance carrier under an existing pollution liability insurance policy, costs advanced by that carrier to date have exceeded the policy limits. In addition, an insurer of Gibraltar's purchaser is paying one-half of all defense costs relating to another lawsuit to which the Company is a party. There can be no assurance that the Company's insurer or the insurer of Gibraltar's purchaser will continue to bear defense costs as they have in the past.

               (6) The Company has no ongoing business operations. The Company's assets consist, almost entirely, of cash and items that can be, or will be with the passage of time, readily converted into cash. The Company invests its cash in readily marketable securities. As a result, the Company's income is significantly less than the cost associated with managing its contingent liabilities, including bearing its share of defense costs. To the extent that the Company should be required to participate in any settlement of lawsuits to which it is a party, or the extent that it should determine to settle any of its contingent liabilities, the Company may be required to utilize a significant portion of its available cash resources. The Company has liquid assets amounting to approximately $.81 per share (including both Class A Shares and Class B Shares), which assets include an earnout payment due to the Company from U.S. Filter Recovery Services (Southwest), Inc. that was estimated to be approximately $600,000 and has now been determined to be approximately $1,679,000 (each pre-tax and net of applicable commissions), which resulted in an increase in the Company's assets of $.12 per share (including both Class A Shares and Class B Shares). Defense costs have been estimated to be between $3.5 million to $7 million (which does not include potential liability to Gibraltar's purchaser and its former customers) over the next three and a half years, which would represent a cost of approximately $.40 to $.80 per share.


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               (7)  The timing of the resolution of the contingent
liabilities is not known. The Company has an agreement with the purchaser of Gibraltar not to pursue claims arising out of that purchase until July 31, 2000. One of the suits is set for trial in February of 2000 and under current pretrial orders another suit is expected to require several years to conclude.

               (8) The Company currently has no employees and no operating businesses or investments in operating businesses. The Board of Directors believe that the Company is currently without the personnel or expertise required to conduct business operations and does not expect to seek to engage in an active business in the foreseeable future.

               (9) An independent investment banker has issued an opinion that the Class A Shares may be valued at from zero to $.39 per share based primarily on the range of the contingent liabilities. The opinion concludes that the Offer Price is fair to the holders of Class A Shares. See Opinion of Harris, Webb & Garrison attached as an Exhibit 1 hereto.

Item 5.   Persons Retained, Employed or to be Compensated
          Item 5 is hereby amended and supplement as follows:

          No person or class of persons has been employed, retained or to be compensated by the persons filing this statement to make solicitations or recommendations to security holders. The Company has employed Harris, Webb & Garrison as a financial advisor as to this transaction for a fee of $52,500 plus expenses.

Item 9.   Material to Be Filed as Exhibits
          Item 9 is hereby amended and supplemented as follows:

Exhibit 7 The opinion of subject Company's financial adviser dated July 16, 1999.


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     Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Mobley Environmental Services, Inc.


    7-21-99                        by: /s/ John Mobley
    -------                            ---------------
     Date                              John A. Mobley
                                       President


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